Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Turquoise Hill Resources Ltd. (the “Company”)

Suite 3680 – 1 Place Ville-Marie

Montreal, Quebec, H3B 3P2

Canada

2.	Date of Material Changes

September 1, 2022 and September 5, 2022

3.	News Releases

On September 1, 2022 and September 5, 2022, the Company issued press releases disclosing the matters described herein, which were disseminated through the facilities of Business Wire. Copies of the press releases were filed on SEDAR.

4.	Summary of Material Changes

On September 1, 2022, the Company announced that it had reached an agreement in principle and entered into a binding term sheet with Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Ltd. (“RTIHL”), a subsidiary of Rio Tinto, in respect of a transaction whereby, among other things, RTIHL would acquire the approximately 49% of the issued and outstanding common shares of the Company (“Common Shares”) that RTIHL and its affiliates do not currently own for C$43.00 per share in cash (the “Arrangement”). The term sheet also contemplated an updated funding plan (the “Funding Plan”) for the completion of the Company’s Oyu Tolgoi (OT) Underground Project in Mongolia (the “Project”).

On September 5, 2022, the Company announced that it had entered into (i) a definitive arrangement agreement (the “Arrangement Agreement”) with RTIHL and Rio Tinto in respect of the Arrangement and (ii) an amendment (the “Amended and Restated HoA”) to the Amended and Restated Heads of Agreement dated May 10, 2022 (the “May 2022 HoA”) between the Company and RTIHL, providing for the updated Funding Plan for the completion of the Project. The Arrangement Agreement and Amended and Restated HoA supersede the previously announced agreement in principle and term sheet.

5.1	Full Description of Material Changes

On September 1, 2022, the Company announced that it had reached an agreement in principle and entered into a binding term sheet with Rio Tinto and RTIHL in respect of the Arrangement and the updated Funding Plan. On September 5, 2022, the Company announced that, based on the unanimous recommendation of a special committee of independent directors (the “Special Committee”) and following the approval of its Board of Directors, it entered into (i) the Arrangement Agreement with RTIHL, as purchaser, and Rio Tinto, as guarantor of the obligations of RTIHL, in respect of the Arrangement and (ii) the Amended and Restated HoA, providing for the updated Funding Plan for the completion of the Project. The Arrangement Agreement and Amended and Restated HoA supersede the previously announced agreement in principle and term sheet.

The Arrangement and updated Funding Plan is the result of extensive negotiations between the Special Committee and Rio Tinto that took place following the receipt on August 24, 2022 of an improved non-binding proposal from Rio Tinto of C$40.00 per share. These discussions ultimately culminated in the C$43.00 per share consideration offered pursuant to the Arrangement, which received the unanimous support of the Special Committee.

Special Committee and Board Approval

The Special Committee was established by the Company’s Board of Directors (the “Board”) to consider an initial all-cash proposal made by Rio Tinto to acquire the Company for C$34.00 per share on March 13, 2022 (the “Initial Proposal”), as well as other alternatives available to the Company and, if it deemed advisable, negotiate with Rio Tinto. Following a comprehensive evaluation of the Initial Proposal and extensive negotiations between the Special Committee and Rio Tinto on price and other terms of the transaction, including amendments to the May 2022 HoA, the Special Committee unanimously recommended that the Board approve the Arrangement. Having received the unanimous recommendation of the Special Committee, the Board, excluding two conflicted directors nominated by Rio Tinto, unanimously determined that the Arrangement is in the best interests of the Company and fair to the holders of Common Shares (excluding Rio Tinto and its affiliates) (the “Minority Shareholders”) and recommended that Minority Shareholders vote in favour of the Arrangement at the special meeting of shareholders to be held to approve the Arrangement (the “Special Meeting”).

In connection with its review of the Arrangement, the Special Committee retained TD Securities Inc. (“TD”) to prepare a formal valuation in accordance with Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions. TD delivered an oral opinion to the Special Committee that, as of August 31, 2022, and based on TD’s analysis and subject to the assumptions, limitations and qualifications to be set forth in TD’s written valuation, the fair market value of the Common Shares is in the range of C$42.00 to C$58.00 per share. TD also delivered an oral opinion to the Special Committee that, as of August 31, 2022, and subject to the assumptions, limitations and qualifications to be set forth in TD’s written fairness opinion, the consideration to be received by the Minority Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Minority Shareholders.

The Special Committee retained BMO Capital Markets (“BMO”) as its financial advisor in connection with its review of the Arrangement. BMO delivered an oral opinion to the Special Committee that, as of September 5, 2022 and subject to the assumptions, limitations and qualifications to be set forth in BMO’s written fairness opinion, the consideration to be received by the Minority Shareholders pursuant to the Arrangement is fair, from a financial point of view, to such Minority Shareholders.

Additional information regarding the Special Committee’s and Board’s respective recommendations of the Arrangement, the background of the transaction and the independent valuation and fairness opinions will be provided in the proxy circular for the Special Meeting, which will be filed at www.sedar.com and www.sec.gov.

Transaction Details

The Arrangement is to be effected by way of a court-approved plan of arrangement under the Business Corporations Act (Yukon). The consummation of the Arrangement is subject to a number of conditions customary to transactions of this nature, including, among others (i) the approval of 66 2⁄3% of votes cast by the Company’s shareholders (including Rio Tinto and its affiliates) at the Special Meeting; (ii) the approval of a simple majority of the votes cast by Minority Shareholders at the Special Meeting ((i) and (ii) together, the “Requisite Shareholder Approvals”); and (iii) court approval. Completion of the Arrangement is not subject to any financing condition.

The Company has called the Special Meeting for November 1, 2022. If approved at the Special Meeting, the Arrangement is expected to close in the fourth quarter of 2022, subject to court approvals and other customary closing conditions.

The Arrangement Agreement contains customary representations and warranties of the Company, on the one hand, and Rio Tinto and RTIH, on the other hand. The Company has also agreed to customary covenants regarding the operation of the Company and its subsidiaries prior to the completion of the Arrangement, including covenants not to, during the pendency of the Arrangement Agreement, solicit alternative transactions. The Company has also agreed to notify RTIH if the Company or its subsidiaries receive any inquiry, proposal or offer concerning an alternative transaction.

The Arrangement Agreement contains certain customary mutual termination rights for both the Company and the RTIH, including a right to terminate (i) by mutual agreement, (ii) if the Arrangement is not completed by January 31, 2023, subject to certain exceptions pursuant to the terms of the Arrangement Agreement (the “Outside Date”, and such termination right, an “Outside Date Termination Right”), (iii) if any law is enacted that prohibits or makes the consummation of the Arrangement illegal or (iv) if the Requisite Shareholder Approvals are not obtained at the Special Meeting.

The Arrangement Agreement contains customary termination rights for RTIH, including a right to terminate (i) for a breach of any representation and warranty or failure to perform any covenant on the part of the Company, subject to certain qualifications, (ii) if prior to obtaining the Requisite Shareholder Approvals, the Board or a committee of the Board fails to unanimously recommend or withdraws, amends, modifies or qualifies, in a manner that is adverse to RTIH, its recommendation that the Company’s shareholders vote in favor of the Arrangement at the Special Meeting (a “Company Change in Recommendation”), or states its intention to do any of the foregoing, (iii) if the Company breaches its non-solicitation covenant in any material respect or (iv) if a Material Adverse Effect (as defined in the Arrangement Agreement) has occurred.

The Arrangement Agreement contains customary termination rights for the Company, including a right to terminate for a breach of any representation and warranty or failure to perform any covenant on the part of RTIH or Rio Tinto, subject to certain qualifications.

RTIH will pay to the Company an amount equal to US$15 million (such amount, the “Expense Reimbursement Amount”) under certain circumstances, including if the Arrangement Agreement is terminated (i) by any party pursuant to an Outside Date Termination Right, provided that the condition precedent for RTIH or Rio Tinto to consummate the Arrangement providing that the number of Common Shares that have validly exercised dissent rights (and not withdrawn such exercise) does not exceed 12.5% of the Common Shares issued and outstanding as of the date of the Arrangement Agreement has not been satisfied, (ii) by any party because the Requisite Shareholder Approvals are not obtained at the Special Meeting, unless a Company Change in Recommendation has occurred or such failure has been caused by, or is a result of, a breach by the Company of any of its representations or warranties or the failure of the Company to perform any of its covenants or agreements under the Arrangement Agreement or (iii) by the Company due to a breach of any representation and warranty or failure to perform any covenant on the part of RTIH or Rio Tinto, subject to certain qualifications.

The Company will pay to RTIH the Expense Reimbursement Amount under certain circumstances, including if the Arrangement Agreement is terminated (i) in the event that (A) the Special Meeting is duly convened and held and the Requisite Shareholder Approvals are not obtained and (B) the Company has breached its non-solicitation covenant in any material respect, (ii) in the event that (A) the Special Meeting is duly convened and held and the Requisite Shareholder Approvals are not obtained and (B) prior to the Special Meeting, a Company Change in Recommendation has occurred or (iii) by RTIH due to a breach of any representation and warranty or failure to perform any covenant on the part the Company, subject to certain qualifications.

Further details regarding the terms and conditions of the Arrangement are set out in the Arrangement Agreement, which has been publicly filed by the Company under its profiles at www.sedar.com and http://www.sec.gov.

Amended HoA

Concurrently with entering into the Arrangement Agreement and as contemplated by the term sheet entered into on September 1, 2022, the Company and RTIHL entered into the Amended and Restated HoA providing for an updated Funding Plan for the completion of the Project. The Funding Plan reflected in the Amended and Restated HoA replaces the arrangements established in the May 2022 HoA. The primary amendments to the HoA include:

•

increasing the early advance facility agreed in May 2022 to US$650 million from US$400 million, provided that if there is an anticipated funding shortfall for March 2023, the parties will in good faith discuss increasing the early advance facility by up to an additional US$100 million;

•

extending the date by which the initial equity offering required under the Amended and Restated HoA (the “Initial Equity Offering”) must be conducted and the early advance facility repaid from December 31, 2022 to March 31, 2023, and potentially to May 31, 2023 upon the occurrence of certain events including regulatory or other delays to the Arrangement;

•

a new US$362 million commitment from RTIHL to provide additional bridge financing to the Company in the event additional funds are required by the Company in respect of the December 2022 principal repayment under the Oyu Tolgoi project finance facility; and

•	securing RTIHL’s commitment to participate pro rata in the Initial Equity Offering subject to certain pre-conditions set forth in the Amended and Restated HoA.

Concurrently with entry into the Amended and Restated HoA, Cuprum Metals Pte Ltd, a subsidiary of the Company, as borrower, the Company and RTIH have entered into a secured early advance funding agreement (the “Early Advance Funding Agreement”) to provide for the updated Funding Plan pursuant to and in connection with the Amended and Restated HoA.

Further details regarding the terms and conditions of the Amended and Restated HoA and the Early Advance Funding Agreement are set out in such agreements, each of which has been publicly filed by the Company under its profiles at www.sedar.com and http://www.sec.gov.

Voting and Support Agreements

The Company’s independent directors and senior officers, together holding less than 1% of the of the Common Shares, entered into voting and support agreements pursuant to which they committed to vote their Common Shares in favour of the Arrangement, subject to certain customary exceptions.

The form of the voting and support agreement signed by the independent directors and senior officers of the Company has been publicly filed by the Company under its profiles at www.sedar.com and http://www.sec.gov.

5.2	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Further information regarding the matters described in this Report may be obtained from Dustin Isaacs, Chief Legal Officer and Corporate Secretary at (514) 848-1567. Mr. Isaacs is an officer through whom an executive officer who is knowledgeable about the details of the matters described herein may be contacted.

9.	Date of Report

September 8, 2022

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements with respect to the Arrangement, including the expected timing of closing and various steps to be completed in connection with the Arrangement, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions, including assumptions regarding the ability to complete the Arrangement on the contemplated terms, that the conditions precedent to closing of the Arrangement can be satisfied, and assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company operates.

Although the Company believes that the forward-looking statements in this material change report are based on information and assumptions that are current, reasonable and complete, these statements are by their nature subject to a number of factors that could cause actual results to differ materially from management’s expectations and plans as set forth in such forward-looking statements, including, without limitation, the following factors, many of which are beyond the Company’s control and the effects of which can be difficult to predict: (a) the possibility that the Arrangement will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all due to a failure to obtain or satisfy, in a timely manner or otherwise, required shareholder and regulatory approvals and other conditions of closing necessary to complete the Arrangement or for other reasons; (b) the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Arrangement; (c) risks relating to the retention of key personnel during the interim period; (d) the possibility of litigation relating to the Arrangement; (e) risks related to the diversion of management’s attention from the Company’s ongoing business operations; and (f) other risks inherent to the Company’s business and/or factors beyond its control which could have a material adverse effect on the Company or the ability to consummate the Arrangement.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section of the Company’s Annual Information Form, as supplemented by the “Risks and Uncertainties” section of the Company’s Management Discussion and Analysis for the three and six months ended June 30, 2022 (“Q2 2022 MD&A”).

Readers are further cautioned that the lists of factors enumerated in the Risk Factors section of the Company’s Annual Information Form and the “Risks and Uncertainties” section of the Q2 2022 MD&A that may affect future results are not exhaustive. Investors and others should carefully consider the foregoing factors and other uncertainties and potential events and should not rely on the Company’s forward-looking statements and information to make decisions with respect to the Company. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.